355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

FIRM / AFFILIATE OFFICES
December 21, 2011 VIA EDGAR AND OVERNIGHT COURIER Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Attention:	Michael McTiernan, Assistant Director
Sandra B. Hunter, Staff Attorney
Howard Efron, Staff Accountant
Jessica Barberich, Assistant Chief Accountant

Re:	Spirit Finance Corporation
Registration Statement on Form S-11
File No. 333-177904

Ladies and Gentlemen:

On behalf of Spirit Finance Corporation (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 1 (the “Amendment”) to the Company’s above-referenced Registration Statement on Form S-11, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 10, 2011 (the “Registration Statement”). For your convenience, we have also provided a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the initial filing of the Registration Statement on November 10, 2011.

This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on December 7, 2011 (the “Comment Letter”), with respect to the Registration Statement, and the Amendment has been revised to reflect the Company’s responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. All page numbers and captions in the responses below refer to the Amendment, except as otherwise noted below. The responses in this letter are based on information provided and representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

December 21, 2011

General

1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company acknowledges the Staff’s comment. The Company supplementally will provide the Staff with copies of any graphics, maps, photographs, and related captions or other artwork that it intends to use in the prospectus for the Staff’s review prior to distributing any preliminary prospectus to prospective investors.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note you indicate that Rosen Consulting Group prepared a study for you. We further note additional data in charts located in your Market Opportunity section, beginning on page 86. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Response: In response to the Staff’s comment, we have included in the supplemental materials, which are enclosed with the Staff’s courtesy copies of this letter, a copy of the Rosen Consulting Group Market Opportunity Study (the “Rosen Study”) that appears in the “Market Opportunity” section of the Registration Statement verbatim. The Rosen Study has also been filed as Exhibit 99.1 to the Amendment. We have also provided a binder showing the sources from which various qualitative and quantitative business and industry data (other than such data appearing in the “Market Opportunity” section, which, as noted above, is a reproduction of the Rosen Study) were derived.

3.	We note that you have not determined the pro forma percentage ownership of insiders. So that we can do an informed review of the current draft registration statement, please provide us a range that reflects your current expectations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that although it is currently unable to determine the pro forma percentage ownership of insiders, based on current assumptions (which are subject to change and are dependent on various factors, including market conditions), it expects the range to be as follows: (1) directors, director nominees and executive officers as a group will own 1.0% to 2.0% of all shares of the Company’s common stock outstanding following the completion of this offering and the concurrent debt conversion and (2) (i) Macquarie Group (US) Holdings No. 1 Pty Limited will own 8.0% to 11.0%, (ii) entities affiliated with TPG-Axon will own 8.0% to 11.0%, (iii) Isis Investments Limited will own 6.5% to 9.0%, (iv) Midtown Acquisitions L.P. will own 6.0% to 6.5% and (v) entities affiliated with Highland Capital Management will own 5.0% to 5.5% of all shares of the Company’s common stock outstanding following the completion of this offering and the concurrent debt conversion. The Company will undertake to update the Staff should it expect any material changes in the expected ranges described above.

December 21, 2011

4.	When you include your complete list of directors, please revise your disclosure to provide all of the information required by Item 407(a) of Regulation S-K.

Response: The Company acknowledges the Staff’s comments and will revise its disclosure to provide all of the information required by 407(a) of Regulation S-K when a complete list of directors is available.

5.	In an amended filing, please update your financial statements and financial information in accordance with Article 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the financial information in the Amendment as of and for the period ended September 30, 2011, as required by Article 3-12 of Regulation S-X.

Table of Contents, page i

6.	We note the statement that you cannot assure the accuracy or completeness of the data prepared by Rosen Consulting Group or other sources. This statement appears to disclaim the issuer’s responsibility for information in the registration statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer. We would not object to a statement, if accurate, that you have not verified the accuracy or completeness of this third-party data.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page ii to delete the disclaimer.

Prospectus Summary, page 1

Overview, page 1

7.	Please revise to clarify the numerator used in the “property-level rent coverage ratio.”

Response: The Company respectfully advises the Staff that the numerator used in “property-level rent coverage” is described on page 101 of the Amendment, which states that the Company calculates the property-level rent coverage of a lease by “dividing (1) earnings before interest, taxes, depreciation, amortization and rent attributable to the leased property (or properties, in case of a master lease) by (2) the annual base rent obligation.” In response to the Staff’s comment, the Company has revised page 3 of the Amendment to include a cross reference to this definition.

December 21, 2011

Competitive Strengths, page 4

8.	Please tell us how you calculated the amount of cumulative loss totaling $127.8 million and the recovery rate of 70% disclosed in the fourth paragraph.

Response: Please see “Business and Properties—Risk Management—Tenant Financial Distress Risk—Historical Summary of Tenant Financial Distress Portfolio” on pages 102 to 104 of the Amendment for a detailed explanation of how the Company calculated the amount of estimated cumulative loss and the recovery rate. In response to the Staff’s comment, the Company has revised pages 4 and 97 of the Amendment to include a cross reference to this section.

Business and Growth Strategies, page 5

9.	Please provide expanded disclosure on the standard the company applies when designating a property “operationally essential” and, if available, disclose the percentage of the portfolio that meets this standard.

Response: The Company respectfully advises the Staff that the standard it uses for designating a property as “operationally essential” is defined on page 1 of the Overview section of the Prospectus Summary, which states that “operationally essential real estate consists of properties that are generally free-standing, commercial real estate facilities where our tenants conduct retail, service or distribution activities that are essential to the generation of their sales and profits.” As of September 30, 2011, the Company considered 99.5% of its occupied properties to be operationally essential pursuant to this definition. In response to the Staff’s comment, the Company has revised the disclosure on page 5 to provide the definition of “operationally essential” and to state the percentage of occupied properties currently classified as such.

Risk Factors, page 15

A substantial number..., page 16

10.	We note your disclosure about the deferral of a portion of Shopko’s rent and the postponement of Shopko’s scheduled rent increases. Please clarify for us and revise your disclosure to explain if all scheduled rent increases during the two-year deferral period were included in the payment amount received in 2010 and if Shopko has resumed paying all current rent increases. Also, tell us how the postponements impacted your revenue recognition.

Response: The Company respectfully advises the Staff that the Company did not recognize the deferred amount of rent during the deferral period and included the repayment amount in revenue when received. The Shopko lease contains a contingent rent escalator expressed as the lesser of (1) 1.25 times the change in CPI over a three-year period or (2) 6%. The scheduled contingent rent increase was postponed per the agreement between Shopko and the Company until June 2011, at which time Shopko

December 21, 2011

began to pay the calculated increased rent amount. In response to the Staff’s comment, the Company has revised the disclosure on page 17 to include additional information about the Shopko deferral period.

The vast majority of our properties..., page 17

11.	Please provide us additional information regarding the computation of “shadow ratings,” including the type of tenant financial information that you require tenants to provide and that is thus available to support these ratings, the frequency with which such tenant information must be provided, and the key estimates and judgments made by Moody’s in making the final determination. We may have further comment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 18 to disclose that substantially all of the Company’s tenants are required to provide corporate-level financial information which includes balance sheet, income statement and cash flow statement data on an annual basis and approximately 80.3% of the Company’s leases require the tenant to provide property-level performance information which includes income statement data on an annual basis. In addition, in response to the Staff’s comment to provide information on the key estimates and judgments made by Moody’s Analytics in making the final determination, as disclosed on page 100 of the Amendment, the Company respectfully advises the Staff that such information is based on various proprietary data and assumptions that Moody’s Analytics directly incorporates into the product and over which the Company has no direct insight.

Current market conditions..., page 29

12.	Please expand the risk factor disclosure to include the amounts of debt maturing in 2012 and 2013.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30.

Distribution Policy, page 44

13.	We note your disclosure regarding increases based on changes in CPI in footnote (1). Please tell us your basis for determining the estimated amount for increases scheduled to occur between November 1, 2011 and June 30, 2012. Tell us what consideration you gave to using the minimum amount in your estimate. Also, provide us with more information on your historical experience including the rates of changes during the last three years.

Response: The Company respectfully advises the Staff that it determined that it was reasonable to estimate the amount of contractual revenue increases that are scheduled to occur from December 1, 2011 to September 30, 2012 based on the rate of change that occurred in the CPI during the 12 months ended September 30, 2011. As described

December 21, 2011

in the section “Critical Accounting Policies and Estimates” beginning on page 61, the majority of the Company’s leases have contingent rent escalators indexed to future increases in the CPI and may adjust over a one-year period or over multiple-year periods. Generally, these escalators increase rent at the lesser of (1) 1 to 1.25 times any increase in the CPI over a specified period or (2) a fixed percentage. To facilitate the Staff’s review of the Amendment, the Company has provided as Exhibit 1 hereto a draft of the table on pages 47 and 48 of the Amendment based on current assumptions, reflecting calculations relating to the intended initial distribution based on the Company’s pro forma financial data for the 12 months ended December 31, 2010. The Company will inform the Staff of material changes in the information provided as Exhibit 1 hereto.

As noted in Exhibit 1, the total projected increase in contractual rental revenue for the 12 months ending September 30, 2012 is $8.4 million. Of this amount, $0.7 million represents the estimated amount for increases scheduled to occur between December 1, 2011 and September 30, 2012 based on an assumed change in the CPI. Had the Company assumed that CPI does not change during such period, the total estimated cash available for distribution would be $102.3 million, as compared to $103.0 million under the assumption used, or approximately 0.6% less. The following table sets forth a sensitivity analysis of the amount of increase that would be estimated for the same period related to the same lease contracts with scheduled contingent rent escalators based on different assumed rates of change in the CPI. The Company’s historical experience for all lease contracts with contingent rent escalators indexed to increases in the CPI for the past three years has been escalations of 1.50%, 1.38% and 3.80% for 2009, 2010 and 2011, respectively.

Assumed rate of change in the CPI	Estimated increase in scheduled rent for period from December 1, 2011 to September 30, 2012 based on assumed rate of change in the CPI (Dollars in thousands)

0.00%	$ —
2.00%	$ 641
3.00%	$ 661
3.87%	$ 666
5.00%	$ 671

December 21, 2011

14.	Please advise us whether you have historically made cash expenditures for tenant improvements in excess of contractual commitments. If so, please expand footnote 13 to cover anticipated tenant improvement expenditures, even if not based on contractual commitments. Please also address any general improvements not including tenant improvements.

Response: The Company respectfully advises the Staff that it has not historically made cash expenditures for property and tenant improvements in excess of contractual commitments. However, in response to the Staff’s comment, the Company has expanded the disclosure on pages 47 and 48 to clarify that all commitments related to both tenant and property improvements obligations expected to be paid during the 12 months ending September 30, 2012 are included in the disclosure.

Selected Financial Data, page 56

15.	Please update your disclosure in footnote 3 related to the Non-GAAP measure EBITDA from continuing operations, as adjusted, to discuss the adjustments for impairments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57.

Management’s Discussion and Analysis of Financial Condition..., page 57

Overview, page 57

16.	We note that you have accounted for the acquisition of the assets and liabilities of Spirit Finance Capital Management, LLC (an affiliate which served as your manager through June 30, 2011) as a combination of entities under common control. Please tell us how the requirements of common control have been met with respect to both Spirit Finance Capital Management, LLC and Spirit Finance Corporation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the common stock of the Company is owned 100% by Redford Holdco, LLC. Redford Holdco, LLC is owned 13.02% by a combination of US Investors (TPG-Axon Partners, LP at 8.36%, four Och-Ziff domestic partnerships at 1.22%, and current and former members of management at 3.44%) and 86.98% by Redford Australian Investment Trust (“RAIT”), whose ultimate owners are a consortium of private investors. The investors in RAIT and their respective ownership percentages as of June 30, 2011, which is the date of the acquisition of Spirit Finance Capital Management, LLC (“SFCM”) by the Company, are as follows: Macquarie Group (US) Holdings No. 1 Pty Ltd (29.40%), Kaupthing Bank h.f. (5.88%), Isis Investments Limited (23.52%), TPG-Axon Partners (Offshore) Ltd (19.11%), four funds advised by Access Economics (15.40%), four Och-Ziff overseas funds (4.98%) and Statewide Superannuation Fund (1.71%).

December 21, 2011

The ultimate ownership of SFCM is identical to that of Redford Holdco, LLC, as outlined above. Specifically, SFCM is owned 13.02% by US Investors and 86.98% by foreign investors, with all individual investors holding the same individual percentage ownership described above.

Based on the ownership structure of the Company and SFCM, the acquisition of substantially all of the assets and liabilities of SFCM by the Company was deemed to be an acquisition under common control under the guidance of ASC 805-50-45-2 which states “the financial statements of the receiving entity shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented shall be eliminated to the extent possible.”

Rental Revenue, page 58

17.	Please expand your disclosure to discuss current trends related to yields available on triple net leases for properties of the type you target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60.

Description of Certain Debt, page 78

18.	We note you indicate that your Master Trust Facility contains financial ratio covenants and that you were in compliance as of June 30, 2011. Please confirm to us that the company expects it will remain in compliance at the time the offering is consummated and the proceeds are invested as disclosed in the prospectus.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has historically been in compliance with the financial ratio covenants of the Master Trust Facility and expects to remain so at the time the offering is consummated and when the proceeds are invested as disclosed in the prospectus.

19.	We note you indicate on page 81 that, as of June 30, 2011, an 84 Lumber Triggering Event had occurred and is continuing. Please revise your disclosure to provide the current 84 Lumber EBITDAR ratio.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 to include the EBITDAR ratio of 84 Lumber as of September 30, 2011.

December 21, 2011

20.	Please confirm to us that your mortgage debt does not include any cross-default provisions.

Response: The Company respectfully advises the Staff that 12 of its CMBS loans (described on page 81 of the Amendment), each of which is secured by property leased to United Supermarkets, LLC, are cross-defaulted and cross-collateralized. As of September 30, 2011, these 12 loans had an aggregate outstanding principal balance of approximately $32.0 million (before unamortized debt discounts), representing 1.6% of its total mortgage debt or 3.2% of total CMBS debt, and each has an annual interest rate of 5.4%. The Company’s other mortgage indebtedness does not include cross-default provisions. Substantially all the Company’s mortgage notes payable provide for customary non-recourse carve-out guarantees. In response to the Staff’s comment, the Company has revised the disclosure on page 81 to provide additional information regarding the terms of its CMBS loans.

Business and Properties, page 92

21.	Please disclose your lease yields on newly acquired properties and renewed leases for the most recent fiscal year and stub period. In addition, please disclose the cost psf of tenant improvements and leasing commissions, if any, on these new and renewed leases. With respect to renewed leases, please discuss the relationship between the new and old rent rate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that, because it has had only a limited number of newly acquired properties and new and renewed leases during the year ended December 31, 2010 and nine months ended September 30, 2011, the lease yields and cost psf of tenant improvement and leasing commissions for such properties during such period are not meaningful measures of the Company’s future performance.

Since January 1, 2010, the Company has acquired 27 properties for a total acquisition price of $31,413,551; 26 of these properties were acquired after September 30, 2011. These newly acquired properties have an average lease yield (contract rent/acquisition price) of 8.75%. The Company incurred no leasing commissions on these new leases.

During the year ended December 31, 2010 and the nine months ended September 30, 2011, a total of 36 of the Company’s leases expired. Of these 36 leases, 27 were renewed or a new master lease was entered into with the same tenant, the subtenant or a related entity of the tenant (“renewed leases”), properties relating to five of the expired leases were sold and properties relating to four of the expired leases remained vacant as of September 30, 2011. The Company incurred no leasing commissions on the renewed leases and funded approximately $75,000 in tenant improvements at a property subject to one of the leases. The renewed leases encompassed 55,899 square feet, provide for rents that are 105% of the original contract rents and have an average lease yield (renewal rent/acquisition price) of 8.13%.

December 21, 2011

Because the new leases of the Company since January 1, 2010 and the renewed leases of the Company for the year ended December 31, 2010 and the nine months ended September 30, 2011 represent only 2.6% and 2.6%, respectively, of the Company’s overall portfolio (as of September 30, 2011), the Company does not believe that the lease yields, cost psf of tenant improvements and leasing commissions for these leases are indicative of lease yields, cost psf of tenant improvements and leasing commissions for future leases the Company may enter into or renew. The Company does not internally use the lease yields, cost psf of tenant improvements and leasing commissions for the new or renewed leases during these periods to estimate lease yields, cost psf of tenant improvements and leasing commissions for future leases and believes that such data is not meaningful to an investor.

22.	We note your occupancy graph on page 94. Please revise your disclosure to include an occupancy rate expressed as a percentage for each of the last five years. Please refer to Item 15(a) of Form S-11.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 95 to include its occupancy rate expressed as a percentage for each of the last five years.

23.	Please revise your disclosure to provide the average effective annual rental per square foot for each of the last five years prior to the date of filing. Please refer to Item 15(e) of Form S-11.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that average effective annual rental per square foot is a meaningful measure of its overall operating performance or the value of its portfolio and does not reflect the way an investor would typically analyze a triple-net real estate portfolio such as the Company’s. First, because the Company’s portfolio consists of properties used in multiple different industries, the value of a square foot of rental property at different properties may be dramatically different. For example, retail space leased by Shopko is not comparable to space leased by a restaurant or auto dealer. The Company does not internally use square footage as a factor in measuring the performance of its portfolio overall and does not believe that quantitative measures based on square footage would be helpful to potential investors.

Second, the Company respectfully advises the Staff that, due to the long-term nature of its leases, any tenant concessions made by the Company are immaterial over the life of the lease. The Company’s leases generally have non-cancellable initial terms of 15 to 20 years. As a result, tenant concessions made in a certain year are unlikely to meaningfully affect the effective rental rate over the life of the lease.

December 21, 2011

Furthermore, the Company respectfully submits that Item 15(e) of Form S-11 is inapplicable to it. The Company observes that Item 15(e) of Form S-11 requires disclosure of the average effective annual rental per square footage or unit for each of the last five years prior to the date of filing with respect to each improved property separately described in answer to Item 14 of Form S-11. Instruction 2 to Item 14 of Form S-11 states that “[t]he information shall be furnished separately as to each property the book value of which amounts to ten percent or more of the total assets of the registrant and its consolidated subsidiaries or the gross revenue from which for the last fiscal year amounted to ten percent or more of the aggregate gross revenues of the registrant and its consolidated subsidiaries for the registrant’s last fiscal year.” The Company owns over 1000 properties and no single property in the Company’s portfolio constitutes ten percent or more of its pro forma total assets or contributed ten percent or more of its aggregate pro forma gross revenues for the last fiscal year. Accordingly, the Company does not believe that Item 15(e) of Form S-11 applies to it.

Financing Strategy, page 104

24.	Given the significant change in your debt levels in the past year, please provide more detailed disclosure on your targeted leverage ratio (or range) for the first fiscal year following the IPO.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 105.

Lease Expirations, page 108

25.	Please revise your lease expirations table on page 108 to identify the total area in square feet covered by such leases. Please refer to Item 15(f) of Form S-11.

Response: The Company acknowledges the Staff’s comment. As described in response to comment 23, the Company does not believe that a per square foot analysis of its portfolio or associated rents is meaningful and the Company’s management does not review rent to square foot data in making decisions across its portfolio. Furthermore, the Company respectfully advises the Staff that, as described in the last paragraph of its response to comment 23, it has no property that should be separately described in answer to Item 14 of Form S-11. Accordingly, the Company believes that Item 15(f) of Form S-11 does not apply to it.

December 21, 2011

Management, page 113

Our Directors, Director Nominees and Executive Officers, page 113

26.	We note that Kui Leong Ng signs the registration statement as a director. We further note that you have not identified Kui Leong Ng in this section or provided a related biographical summary. Please revise your disclosure to identify all of your directors and executive officers in this section. Please refer to Item 401 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Kui Leong Ng has informed the Company that he will be resigning as a director prior to the effective date of the Registration Statement.

Biographical Summaries of Directors and Executive Officers, page 113

27.	We note you indicate on page 114 that Michael Bender and Julie Dimond were managers with international public accounting firms. Please revise your disclosure to identify the firms.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and 116.

28.	We note you indicate on page 115 that Kevin Charlton has served on the boards of directors of over 15 companies. Please revise your disclosure to indicate any directorships held in the past five years, naming such company. Please refer to Item 401(e)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Kevin Charlton has not, in the past five years, served as a director of a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended, naming such company. In response to the Staff’s comment, the Company has clarified the disclosure on page 116.

Code of Business Conduct and Ethics, page 118

29.	We note you indicate on page 118 that your board of directors will establish a code of ethics upon completion of this offering. We further note you indicate on page 139 that you have adopted a code of ethics. Please revise to clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 140.

December 21, 2011

Principal Stockholders, page 146

30.	We note your footnotes to the beneficial owner table. Please identify, in a footnote to the table, any individuals who control the voting and dispositive powers of the shares held by Macquarie Group (US) Holdings No. 1 Pty Limited, Kaupthing and TPG-Axon.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 147 and 148.

Other Relationships, page 187

31.	Please revise to disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates, or confirm to us that there are none.

Response: The Company is not aware of any historical banking or commercial dealings between the underwriters and the Company or its affiliates. In response to the Staff’s comment, the Company has clarified the disclosure on page 188.

Legal Matters, page 189

32.	Please reference the tax opinion.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 190.

Consolidated Statements of Operations, page F-12

33.	Please provide earnings per share data as required by Rule 5-03 of Regulation S-X. Additionally, please address earnings per share data within your Pro Forma Statements of Operations.

Response: The Company respectfully acknowledges the Staff’s comment and the requirements of Rule 5-03 of Regulation S-X which requires the presentation of basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement, along with per share amounts for discontinued operations on the face of the income statement or in the notes to the financial statements.

As of December 31, 2010 and June 30, 2011 and also as of September 30, 2011, the Company has only 200 common stock shares outstanding.

The Company’s intentions are to include the earnings per-share calculations and the required disclosures in a later filing after the ratio of an anticipated stock split has been determined. The Company will file such information prior to distributing preliminary prospectuses to prospective investors.

December 21, 2011

Note 1 – Summary of Significant Accounting Policies

Company Organization and Operations, page F-15

34.	We note your disclosure that your lease arrangements are substantially triple-net lease arrangements and that the tenants are contractually obligated to pay all property operating expenses such as insurance, real estate taxes, and repair and maintenance costs. Please provide a general explanation as to whether or not there is a process where many of these costs are paid initially by you and then reimbursed by your tenants. Tell us how you account for these costs and your basis in GAAP for your accounting treatment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it historically has not paid any property operating costs on behalf of the tenants that are then subsequently reimbursed by those tenants. Accordingly, no process is in place whereby property operating costs are initially paid by the Company and then reimbursed by its tenants.

Under a triple-net lease, the tenant is typically responsible for all improvements and is contractually obligated under the lease to pay all property operating expenses, such as real estate taxes, insurance premiums and repair and maintenance costs. Any property operating costs incurred by the Company and recorded as property expenses are generally related to either vacant properties or properties whereby the lease does not require the tenant to pay such costs. The Company includes those costs as property costs on the consolidated statement of operations. For tenants who are not performing under the lease, are bankrupt, or otherwise are not making the required payments, the Company records a charge to property operating costs for the amount of the property taxes, as previously described above, in accordance with ASC 605-45.

In response to the Staff’s comment, the Company has clarified the disclosure on pages 61 and F-16.

Exhibit Index

35.	We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file a draft copy on EDGAR as correspondence.

Response: The Company respectfully advises the Staff that it will file all remaining exhibits as soon as possible so that the Staff will have sufficient time to review them. In response to the Staff’s request, the Company is also providing a draft of the Exhibit 5.1 legal opinion as Exhibit 2 hereto and a draft of the Exhibit 8.1 tax opinion as Exhibit 3 hereto.

December 21, 2011

36.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, with respect to the exhibits that the Company is filing “forms of,” the Company intends to execute those agreements concurrently with the closing of this offering. Accordingly, the Company is not in a position to file final, executed copies of such agreements prior to effectiveness of the Registration Statement. The Company understands that, pursuant to Instruction 1 to Item 601 of Regulation S-K, it will not be permitted to incorporate by reference to any “form of” agreements and, as such, intends to file a Form 8-K with executed agreements within four business days of the closing of the offering.

Please be advised that, in connection with the Staff’s comments and the Company’s responses thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

Enclosures

cc:	Thomas H. Nolan, Jr., Spirit Finance Corporation
Peter M. Mavoides, Spirit Finance Corporation
Michael A. Bender, Spirit Finance Corporation
Edward Sonnenschein, Latham & Watkins LLP
Craig E. Chapman, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Bartholomew A. Sheehan, Sidley Austin LLP

Exhibit 1

DRAFT – SUBJECT TO CHANGE

The following table sets forth calculations relating to the intended initial distribution based on our pro forma financial data for the 12 months ended December 31, 2010 and is provided solely for the purpose of illustrating the initial distribution and is not intended to be a basis for determining future distributions. All dollar amounts are in thousands.

Pro forma loss from continuing operations for the 12 months ended December 31, 2010		$(30,333)
Less: pro forma income from continuing operations for the nine months ended September 30, 2010		(972)
Add: pro forma income from continuing operations for the nine months ended September 30, 2011		2,010

Pro forma loss from continuing operations for the 12 months ended September 30, 2011		$(29,295)
Add: estimated net increases in contractual rental revenue(1)		8,435
Less: net decreases in contractual rent income due to tenant lease expirations and other vacancies, assuming no lease renewals(2)		(2,733)
Add: real estate depreciation and amortization		110,831
Add: other depreciation and amortization		126
Add: non-cash impairment charges(3)		16,734
Add: amortization of debt discount and deferred financing costs(4)		9,902
Less: net effect of non-cash rental revenue(5)		(2,448)
Add: net effect of non-cash interest income on loans receivable(6)		225
Add: reduction to interest expense associated with the amortization of mortgages and notes payable(7)		2,553
Less: reduction in interest income associated with the amortization of loans receivable(8)		(1,045)
Add: non-cash loss on sale of loans receivable(9)		12,565
Add: litigation expense(10)		15,127
Add: non-cash compensation expense(11)		—

Estimated cash flows from operating activities for the 12 months ending September 30, 2012		$140,977
Add: contractually scheduled cash flows from collections of principal amortization payments on loans receivable(12)		5,418
Less: cash disbursement obligations for property and tenant improvements(13)		(3,515)
Less: scheduled principal payments on mortgages and notes payable(14)		(39,840)

Estimated cash available for distribution for the 12 months ending September 30, 2012		$103,040
Total estimated initial annual distribution to stockholders(15)	$
Estimated initial annual distribution per share	$
Payout ratio(16)%

(1)	Represents contractual increases in rental revenue from:

•

contractual increases based on changes in the CPI (including (a) increases that have already occurred but were not in effect for the entire 12 months ended September 30, 2011, (b) actual increases that have occurred from October 1, 2011 through November 30, 2011 and (c) an estimated amount for increases scheduled to occur between December 1, 2011 and September 30, 2012 based on an assumed change in the CPI of 3.87% (the same rate of change as occurred in the CPI between September 30, 2010 and September 30, 2011));

•	scheduled fixed rent increases; and

•

net increases from new leases or renewals that were not in effect for the entire 12 months ended September 30, 2011 or that will go into effect during the 12 months ending September 30, 2012 based upon leases entered into through November 30, 2011;

net of the effects of contractual rent deferrals and abatements in effect for existing leases and the restructure of master leases primarily related to tenant bankruptcies.

DRAFT – SUBJECT TO CHANGE

(2)	Represents decreases in rental revenue due to leases that expired or were terminated during the 12 months ended September 30, 2011 or that will expire during the 12 months ending September 30, 2012, assuming no new leases for vacant properties existing as of September 30, 2011 and no lease renewals for leases expiring or terminated after September 30, 2011, unless the property had been re-leased as of November 30, 2011.
(3)	Represents non-cash impairment charges recognized on properties and other assets that were included in continuing operations for the 12 months ended September 30, 2011.
(4)	Represents one year of non-cash interest expense associated with the amortization of the debt discount on our mortgages and notes payable that was recognized as part of our privatization and one year of non-cash interest expense associated with the amortization of deferred financing costs on our mortgages and notes payable.
(5)	Represents one year of net non-cash rental revenues associated with the net straight-line adjustment to rental revenue, the amortization of above- and below-market lease intangibles and the amortization of lease origination costs.
(6)	Represents one year of non-cash interest income adjustments associated with the amortization of fair value adjustments to our loan receivable portfolio recognized as part of our privatization and the amortization of net loan origination costs.
(7)	Represents reductions in contractual interest expense for the 12 months ending September 30, 2012 due to reductions in outstanding principal amount of indebtedness arising from principal amortization payments on our mortgages and notes payable.
(8)	Represents reductions in contractually due interest income for the 12 months ending September 30, 2012 due to reductions in outstanding principal amount of loans receivable arising from principal amortization payments on our loans receivable.
(9)	Represents the non-cash loss recognized on the sale of loans receivable in 2010 and included in loss from continuing operations for the 12 months ended September 30, 2011.
(10)	Represents net litigation costs included in the pro forma loss from continuing operations for the 12 months ended September 30, 2011 associated with two lawsuits brought by former members of our senior management. All claims associated with these lawsuits have been resolved through a final settlement, and we do not expect to incur any other costs relating to these lawsuits.
(11)	Represents non-cash stock-based compensation expense related to equity based awards granted to certain members of our management and included in the pro forma loss from continuing operations for the 12 months ended September 30, 2011.
(12)	Reflects expected cash flows from contractually scheduled collections of principal on our loans receivable portfolio for the 12 months ending September 30, 2012.
(13)	Reflects the expected cash disbursements associated with all known property and tenant improvement obligations projected to be completed during the 12 months ending September 30, 2012.
(14)	Represents scheduled principal amortization on outstanding indebtedness during the 12 months ending September 30, 2012.
(15)	Based on a total of shares of our common stock to be outstanding after this offering and the debt conversion, based on the mid-point of the price range set forth on the front cover of this prospectus.
(16)	Calculated as total estimated initial annual distribution to stockholders divided by estimated cash available for distribution for the 12 months ending September 30, 2012.

Exhibit 2

[LETTERHEAD OF VENABLE LLP]

DRAFT

                 [    ], 2012

Spirit Finance Corporation

14361 North Scottsdale Road, Suite 200

Scottsdale, Arizona 85254

Re:	Registration Statement on Form S-11 (File No. 333-177904)

Ladies and Gentlemen:

We have served as Maryland counsel to Spirit Finance Corporation, a Maryland corporation (the “Company”), in connection with certain matters of Maryland law relating to the registration by the Company of shares (the “Shares”) of common stock, $0.01 par value per share, of the Company having an aggregate gross public offering price of up to $500,000,000. The Shares are covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the United States Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”).

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (hereinafter collectively referred to as the “Documents”):

1. The Registration Statement and the related form of prospectus included therein in the form in which it was transmitted to the Commission under the 1933 Act;

2. The charter of the Company, certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3. The form of Articles of Amendment and Restatement of the Company to be filed prior to the issuance of the Shares (the “Charter”), certified as of the date hereof by an officer of the Company;

4. The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

5. A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

6. Resolutions adopted by the Board of Directors of the Company (the “Board”) relating to, among other matters, the authorization of the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

Spirit Finance Corporation

                                 [    ], 2012

7. A certificate executed by an officer of the Company, dated as of the date hereof; and

8. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5. Prior to the issuance of the Shares, the Board or a duly authorized committee of the Board will determine the number, and certain terms of issuance, of the Shares in accordance with the Resolutions, and the Charter will be approved by the Board and the stockholders of the Company by the requisite votes and filed with and accepted for record by the SDAT (the “Corporate Proceedings”).

6. The Shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in Article VI of the Charter.

Spirit Finance Corporation

[                    ], 2012

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1. The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

2. The issuance of the Shares has been duly authorized and, when issued and delivered by the Company in accordance with the Resolutions, the Corporate Proceedings and the Registration Statement against payment of the consideration set forth therein, the Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

Exhibit 3

355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
DRAFT	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
[ ● ], 2012	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

File No. 050446-0001

Spirit Finance Corporation

14631 North Scottsdale Road, Suite 200

Scottsdale, Arizona 85254

Re:	Spirit Finance Corporation

Ladies and Gentlemen:

We have acted as tax counsel to Spirit Finance Corporation, a Maryland corporation (the “Company”), in connection with its filing of a registration statement on Form S-11 dated November 10, 2011 (File No. 333-177904) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration of [ ● ] shares of common stock, par value $.01 per share (the “Common Stock”), as set forth in the prospectus contained in the Registration Statement.

You have requested our opinion concerning certain of the federal income tax considerations relating to the Company. This opinion is based on various facts and assumptions, including the facts set forth in the Registration Statement concerning the business, assets and governing documents of the Company and its subsidiaries. We have also been furnished with, and with your consent have relied upon, certain representations made by the Company and its subsidiaries with respect to certain factual matters through a certificate of an officer of the Company, dated as of the date hereof (the “Officer’s Certificate”). With your permission, we have assumed that the conclusion reached in the opinion of Venable LLP, counsel for the Company, dated as of the date hereof, with respect to certain matters of Maryland law is correct and accurate.

In our capacity as tax counsel to the Company, we have made such legal and factual examinations and inquiries, including an examination of originals or copies certified or otherwise identified to our satisfaction of such documents, corporate records and other instruments as we

[—], 2012 Page 2

have deemed necessary or appropriate for purposes of this opinion. For the purposes of our opinion, we have not made an independent investigation or audit of the facts set forth in the above referenced documents or in the Officer’s Certificate. In addition, in rendering this opinion we have assumed the truth and accuracy of all representations and statements made to us that are qualified as to knowledge or belief, without regard to such qualification. In our examination, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures thereon, the legal capacity of natural persons executing such documents and the conformity to authentic original documents of all documents submitted to us as copies.

We are opining herein only as to the federal income tax laws of the United States, and we express no opinion with respect to the applicability thereto, or the effect thereon, of other federal laws or the laws of any state or other jurisdiction, or as to any matters of municipal law or the laws of any other local agencies within any state.

Based on such facts, and subject to the qualifications, assumptions, representations and limitations herein, it is our opinion that:

1.	Commencing with its taxable year ended December 31, 2003, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

2.	The statements set forth in the Registration Statement under the caption “Federal Income Tax Considerations,” insofar as they purport to describe or summarize certain provisions of the statutes or regulations referred to therein, are accurate descriptions or summaries in all material respects.

No opinion is expressed as to any matter not discussed herein.

This opinion is rendered to you as of the date of this letter, and we undertake no obligation to update this opinion subsequent to the date hereof. This opinion is based on various statutory provisions, regulations promulgated thereunder and interpretations thereof by the Internal Revenue Service and the courts having jurisdiction over such matters, all of which are subject to change either prospectively or retroactively. Any such change may affect the conclusions stated herein. Also, any variation or difference in the facts from those set forth in the Registration Statement or the Officer’s Certificate may affect the conclusions stated herein. As described in the Registration Statement, the Company’s qualification and taxation as a REIT depend upon the Company’s ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership, the results of which have not been and will not be reviewed by Latham & Watkins LLP. Accordingly, no assurance can be given that the actual results of the Company’s operation for any particular taxable year will satisfy such requirements.

[—], 2012 Page 3

This opinion is rendered for your benefit in connection with the transaction described above. This opinion may not be relied upon by you for any other purpose, or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity for any purpose without our prior written consent, which may be granted or withheld in our discretion, provided that this opinion may be relied upon by persons entitled to rely on it pursuant to applicable provisions of federal securities law and persons purchasing Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm name in the Registration Statement under the captions “Federal Income Tax Considerations” and “Legal Matters.” In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission promulgated thereunder.

Very truly yours,

DRAFT